Exhibit I
Page 1 of 14

04017768

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR 13 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER 8-47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bengur Bryan & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 West Madison Street
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles A. Bryan 410-625-7931 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road (Address) Timonium (City) Maryland (State) 21093 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengur Bryan & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles A. Bryan
Signature

President
Title

Laura [signature]
Notary Public

My Commission Expires November 01, 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

Reconciliation of audited Computation of Net Capital
And net capital per Focus Report Part IIA

No material differences exist between the audited Computation of Net Capital and the Computation for the Determination of the Reserve Requirement and Bengur Bryan & Co., Inc.'s unaudited FOCUS Part IIA filing of December 31, 2003.

BENGUR
BRYAN & CO., INC.
INVESTMENT BANKERS

April 6, 2004

NASD
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Gentlemen:

Pursuant to the deficiency notice dated March 23, 2004 relating to our annual audited financial statements and SEC Rule 17a-5(d), attached is a statement stating that no material differences existed between the audited Computation of Net Capital and our corresponding Unaudited Part II or IIA.

Please contact me at 443-573-3033 if you have any further questions.

Very truly yours,

Charles A. Bryan

Enclosures

16 West Madison Street
Baltimore, MD 21201
410.576.2975
410.752.2978 fax